INDEX LICENSE AGREEMENT
This License Agreement (the “Agreement”) is made and entered into as of August 1, 2023 (the “Commencement Date”), by and between Arch Indices Services LLC (“Licensor”), a Nevada limited liability company (“Licensor”) and Arch Indices Investment Advisors LLC, a Nevada limited liability company (“Licensee” and together with the Licensor, the “Parties”).
WHEREAS, Licensor owns, and itself or through its agents compiles, calculates and maintains, certain indices listed on Exhibit A, as may be amended from time to time (such rights being hereinafter individually and collectively referred to as the “Index” or “Indices”);
WHEREAS, Licensor owns certain trademarks, trade names, service marks and/or goodwill associated with the Indices (the “Trademarks”) (such rights being hereinafter individually and collectively referred to as the “Trademarks”, and together with the Indices, the “Intellectual Property”);
WHEREAS, Licensee wishes to establish the exchange-traded funds listed and described in Exhibit B hereto (the “Products”), which will seek to replicate the performance of the Indices, to be listed on a stock exchange in the United States;
WHEREAS, Licensee wishes to obtain and use the Indices and the Trademarks in connection with the listing for the trading, marketing and/or promotion of the Products; and
WHEREAS, Licensor wishes to grant to Licensee the right to use the Indices and the Trademarks in connection with and as the basis for the trading, marketing and/or promotion of the Products pursuant to the terms and conditions herein.
NOW, THEREFORE, the parties hereto agree as follows:
1.Grant of License. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee a non-transferable, exclusive license (the “License”) in the Territory (as defined in the applicable Schedule) during the Term (as defined below): (i) to use the Indices and the Trademarks to create, offer, operate, market and list for trading of the Products on or through a stock exchange (an “Approved Stock Exchange”); and (ii) to use and refer to the Indices and the Trademarks in connection with making such disclosure about the Products as necessary under any applicable law, rules, regulations or provisions of this Agreement. For avoidance of doubt, the License shall permit Licensee to use and refer to the Trademarks in general marketing materials. Licensee shall have the right to grant a sublicense to any affiliate and/or an investment company it establishes in connection with the creation of the Products and/or to each third-party provider to Licensee that needs to use the Indices in connection with its provision of services to Licensee, provided that such sublicense incorporates the restrictions with respect to the License set forth in this Agreement.
2.Exclusivity. Licensor shall not without Licensee’s prior written consent, from the Commencement Date until a period of twenty-five (25) years after each Product’s Launch Date (as defined below) or until the earlier termination of this Agreement in accordance with its terms with respect to such Product, market or offer, license, or permit the use of, the Index or Mark on which the Product is based within the Territory for any non-exchange-traded investment company registered under the Investment Company Act of 1940 (“mutual fund”) for which such Index is the sole index or consists of greater than 25% of the basket to which a mutual fund is indexed or exchange-traded investment product that is an exchange-traded fund, exchange-traded note commodity pool or any similar product for which such Index is the sole index or consists of greater than 25% of the basket to which the exchange-traded product is indexed. Notwithstanding the limitations imposed in this Paragraph 2, nothing in this Agreement prohibits the Licensor from licensing, or permitting use of, the Index in a derivative form, including, but not limited to, in inverse, leverage or currency hedge products.
3.Term. This Agreement shall become effective on the Commencement Date and continue for an initial period of twenty-five (25) years (the “Initial Term”) following the date the Product begins trading on an Approved Exchange (“Launch Date”), unless this Agreement is terminated earlier as provided herein (the “Initial Term”). At the end of the Initial Term, this Agreement shall automatically renew for successive two-year periods (each, a “Renewal Term”). The Initial Term and any Renewal Term being referred to herein as, the “Term”.
4.License Fees. As consideration for the license granted herein, Licensee shall pay to Licensor the license fees (“License Fees”) specified in Exhibit C attached hereto. Licensor agrees that any License Fees required to be paid under this Agreement will be reduced by any fees or expenses owed by the Licensor to the Licensee under any other agreement between the Parties.
5.Termination.
(a)Either party may terminate this Agreement upon written notice to the other (the “Defaulting Party”) if the Defaulting Party is in breach of any material term or condition of this Agreement (including, without limitation, Licensor’s obligations under Section 6) and, if the breach is capable of remedy, it has continued unremedied for a period of thirty (30) days after the other party has given notice to the Defaulting Party specifying the breach and the steps required to remedy it.
(b)Either Party may terminate this Agreement upon at least thirty (30) days’ prior written notice to the other Party if (i) any legislation or regulation is finally adopted or any government interpretation is issued that in such Party’s reasonable judgment materially impairs Licensor’s ability to license and provide the Index or the Index Trademarks under this Agreement; (ii) any litigation or proceeding is commenced or threatened which relates, directly or indirectly, to Licensor’s licensing and providing the Index(es) or the Index Trademarks under this Agreement (other than litigation commenced or threatened by a Party with respect to this Agreement or any other agreements between the Parties).
6.Licensor’s Obligations.
(a)Licensor agrees to provide reasonable support for Licensee's development and educational efforts with respect to the Products by responding in a timely fashion to any requests for information by Licensee regarding the Indices and/or the Trademarks.
(b)Licensor or its agent shall calculate and provide to Licensee, as reasonably necessary during the Term, the Index calculations and constituent data in accordance with the parameters for such calculations established by the Parties from time to time. Licensor agrees to supply to Licensee on each Business Day, the value of the Index, its/their constituents and its/their weightings. In addition, Licensor shall provide Licensee with timely notification and information regarding changes to the Indices. Licensor shall use reasonable efforts to notify Licensee prior to making any material change to the Indices.

(c)Licensor shall promptly correct or instruct its agent to correct any mathematical errors made in the computations of the Indices that are brought to Licensor's attention by Licensee, provided that nothing in this Section 6 shall give Licensee the right to exercise any judgment or require any changes with respect to Licensor's methods of composing, calculating or determining the Index and provided that nothing herein shall be deemed to modify the provisions of Section 9 of this Agreement.
7.Informational Materials Review. Licensee shall submit to Licensor for its review prototypes of all prospectuses, advertisements, brochures and promotional and any other similar informational materials relating to the Products that use or refer to Licensor, the Indices or the Trademarks (“Informational Materials”). Licensor 's approval shall be required only with respect to the use of and description of Licensor, the Trademarks, and the Indices in any Informational Material and shall not be unreasonably withheld or delayed by Licensor. Specifically, Licensor shall exercise commercially reasonable efforts to complete its review in a timely fashion, but, notwithstanding anything to the contrary in this Agreement, if Licensor has not provided a notice of approval or disapproval in writing to Licensee within five (5) business days of Licensor’s receipt of Informational Materials for review under this Section 7, all such Informational Materials will be deemed to have been approved by Licensor. Any disapproval shall state Licensor’s reasons therefor. Once a use or description of Licensor, the Trademarks or the Indices has been approved by Licensor for use in Informational Materials, subsequent Informational Materials that do not alter such use or description need not be submitted for review and approval by Licensor.
8.Protection of Value of License.
(a)During the term of this Agreement, Licensor or its affiliates shall use commercially reasonable efforts to maintain in full force and effect all federal and state registrations of the Trademarks in the Territory. Licensor or its affiliates shall at their own expense and sole discretion exercise their common law and statutory rights against infringement of the Indices, the Trademarks, copyrights and other proprietary rights insofar as such infringement conflicts with or impairs Licensee's rights and privileges hereunder.
(b)Licensee shall cooperate with Licensor and its affiliates in the maintenance of such rights and registrations and shall take such actions and execute such instruments as Licensor or its affiliates may from time to time reasonably request.
9.Proprietary Rights; Confidential Information.
(a)Licensee acknowledges that the Index is selected, coordinated, arranged and prepared by Licensor through the application of methods and standards of judgment used and developed through the expenditure of considerable work, time and money by Licensor. Licensee also acknowledges that the Indices and the Trademarks are the exclusive property of Licensor and its affiliates, that Licensor and its affiliates have and retain all proprietary rights therein (including, but not limited to service mark rights and copyrights) and that the Indices and their compilation and composition and changes therein are in the sole control and discretion of Licensor and its affiliates.
(b)Licensor and its affiliates reserve all rights with respect to the Indices and the Trademarks except those expressly licensed to Licensee hereunder.

(c)Each party shall treat as confidential and shall not disclose or transmit to any third party (i) any information which, subsequent to the date of this Agreement, is disclosed by either party or any of its representatives to the other party or any of its representatives in oral, visual, electronic, written or other tangible or intangible form, and whether or not marked, designated or otherwise designated as “confidential,” that a reasonable person would consider confidential or proprietary under the circumstances, and (ii) the terms of this Agreement (collectively, “Confidential Information”). Non-public information about the Indices, including pro forma Index rebalance information, is Confidential Information of the Products and may not be shared by the Licensor except with other licensees and third parties that may use such information to calculate the Indices. Confidential Information shall not include (i) any information that is or becomes available to the public or to the receiving party hereunder from sources other than the providing party (provided that such source is reasonably not known to the receiving party to be subject to a confidentiality agreement with regard to such information) or (ii) any information that is independently developed by the receiving party without use of or reference to information from the providing party. Notwithstanding the foregoing, the receiving party may reveal the providing party’s Confidential Information to any regulatory agency or court of competent jurisdiction if such information is requested by the regulator or required by law, regulatory agency or court order to be disclosed by a party, provided, if permitted by law, that prior written notice of any such required disclosure is given to the providing party and provided further that the receiving party shall reasonably cooperate with the providing party to limit the extent of such disclosure.
10.Representations and Warranties.
(a)Licensor represents and warrants that it has the right and authority to license the Intellectual Property to Licensee pursuant to this Agreement and that the licensing of the Intellectual Property to Licensee will not breach any contract to which Licensor is a party or constitute an infringement of any U.S. Trademark, copyright or other proprietary right of any third party.
(b)Each party represents and warrants to the other that it is duly organized, validly existing, and in good standing under the laws of the appropriate jurisdiction, has the requisite authority to enter into this Agreement according to its terms, and that its execution and delivery of this Agreement and its performance hereunder will not violate any agreement applicable to it or violate any applicable laws, rules or regulations.
11.Indemnification.
(a)Licensee shall indemnify and hold harmless Licensor, and its respective successors, assigns, officers, directors, employees, agents and representatives (hereinafter individually or collectively referred to as “Licensor Indemnitees”) harmless from and against any and all judgments, damages, claims, causes of action, suits, costs or losses of any kind (including reasonable attorneys' and experts' fees)(collectively, “Damages”) for which a Licensor Indemnitee may become liable to a third party to the extent resulting from (i) any breach by Licensee or its agent of any of its obligations, representations or warranties under this Agreement, (ii) the Products or Licensee’s use of the Indices or the Trademarks, or (iii) any claim based upon allegations of fraud, gross negligence or willful misconduct to the extent attributable to any act of Licensee; provided, however, in any case that (A) Licensor notifies Licensee promptly of any such claim, action, or proceeding (provided that any failure to so notify will relieve Licensee from its obligations hereunder only to the extent the Licensee has been prejudiced by such failure or delay); (B) Licensor grants Licensee control of its defense and/or settlement; and (C) Licensor cooperates with Licensee in defense thereof. Licensee shall periodically reimburse Licensor for its reasonable expenses incurred under this Section 11(a). Licensor shall have the right, at its own expense, to participate in the defense of any claim, action or proceeding against which it is indemnified hereunder; provided, however, it shall have no right to control the defense, consent to judgment, or agree to settle any such claim, action, or proceeding, without the written consent of Licensee without waiving the indemnity hereunder. Licensee, in the defense of any such claim, action, or proceeding except with the written consent of Licensor, shall not consent to entry of any judgment or enter into any settlement that either (x) does not include, as an unconditional term, the grant by the claimant to Licensor of a release of all liabilities in respect of such claims or (y) otherwise adversely affects the rights of Licensor. The foregoing notwithstanding, Licensee shall not be required to indemnify Licensor Indemnitees to the extent any claims, actions or proceeding arise out of or relate to (i) a breach by Licensor of its representations or warranties made herein, (ii) any third-party claim alleging that a Product or Intellectual Property licensed hereunder violates or infringes any proprietary right of any third party, or (iii) Licensor’s negligence or willful misconduct. This provision shall survive the termination or expiration of this Agreement.
(b)Licensor shall indemnify and hold harmless Licensee and its respective successors, assigns, officers, directors, employees, agents and representatives (hereinafter individually or collectively referred to as “Licensee Indemnitees”) against any and all Damages for which a Licensor Indemnitee may become liable to a third party to the extent resulting from any breach by Licensor or its agent of any of its obligations, representations or warranties under this Agreement; provided, however, in any case that (A) Licensee notifies Licensor promptly of any such claim, action, or proceeding; (B) Licensee grants Licensor control of its defense and/or settlement; and (C) Licensee cooperates with Licensor in the defense thereof. Licensor shall periodically reimburse Licensee for its reasonable expenses incurred under this Section 11(b). Licensee shall have the right, at its own expense, to participate in the defense of any claim, action, or proceeding against which it is indemnified hereunder; provided, however, it shall have no right to control the defense, consent to judgment, or agree to settle any such claim, action, or proceeding without the written consent of Licensor without waiving the indemnity hereunder. Licensor, in the defense of any such claim, action, or proceeding, except with the written consent of Licensee, shall not consent to entry of any judgment or enter into any settlement that either (x) does not include, as an unconditional term, the grant by the claimant to Licensee of a release of all liabilities in respect of such claims or (y) otherwise adversely affects the rights of Licensee. The foregoing notwithstanding, Licensor shall not be required to indemnify Licensee to the extent any claims, actions or proceedings arise out of or relate to (i) a breach by Licensee of its representations or warranties made herein, or (ii) Licensee’s negligence or willful misconduct. This provision shall survive the termination or expiration of this Agreement.
12.Force Majeure.
Notwithstanding anything herein to the contrary, neither Licensor nor Licensee shall bear responsibility or liability for any losses arising out of any delay in or interruptions of their respective performance of their obligations under this Agreement due to any act of God, act or governmental authority, act of the public enemy or due to war, the outbreak of hostilities, riot, fire, flood, civil commotion, insurrection, labor difficulty (including, without limitation, any strike, or other work stoppage or slow down), severe or adverse weather conditions, communications line failure, or other similar cause beyond the reasonable control of the party so affected.

13.Injunctive Relief.
In the event of a material breach by one party (“Breaching Party”) of provisions of this Agreement relating to the Confidential Information of the other party (“Non-breaching Party”), the Breaching Party acknowledges and agrees that damages would be an inadequate remedy and that the Non-breaching Party shall be entitled to seek preliminary and permanent injunctive relief without posting any bond to preserve such confidentiality or limit improper disclosure of such Confidential Information, but nothing herein shall preclude the Non-breaching Party from pursuing any other action or remedy for any breach or threatened breach of this Agreement. All remedies under this Section 13 shall be cumulative.
14.Other Matters.
(a)The Agreement is solely and exclusively between the parties hereto and shall not be assigned or transferred by either party, without prior written consent of the other party, and any attempt to so assign or transfer this Agreement without such written consent shall be null and void. Notwithstanding the above, either party may assign this Agreement to any entity that succeeds to all or substantially all of such party’s assets and business. This Agreement shall be valid and binding on the parties hereto and their successors and permitted assigns.
(b)This Agreement, including the Schedules and Exhibits hereto (which are hereby expressly incorporated into and made a part of this Agreement), constitutes the entire agreement of the parties hereto with respect to its subject matter, and supersedes any and all previous agreements between the parties with respect to the subject matter of this Agreement. There are no oral or written collateral representations, agreements or understandings except as provided herein.
(c)No waiver, modification or amendment of any of the terms and conditions hereof shall be valid or binding unless set forth in a written instrument signed by duly authorized person of each party. The delay or failure by any party to insist, in any one or more instances, upon strict performance of any of the terms or conditions of this Agreement or to exercise any right or privilege herein conferred shall not be construed as a waiver of any such term, condition, right or privilege, but the same shall continue in full force and effect.
(d)No breach, default or threatened breach of this Agreement by either party shall relieve the other party of its obligations or liabilities under this Agreement.
(e)The relationship of the Parties is that of independent contractors and neither Party nor its agents or employees shall be considered employees or agents of the other Party. This Agreement does not constitute and shall not be construed as consisting of a partnership or joint venture or grant of a franchise between the Parties. Neither Party shall have the right, nor shall it represent that it has the right, to bind the other party to any obligations to third parties.
(f)All notices and other communications given or made pursuant hereto shall be in writing and shall be delivered personally or sent by registered or certified mail (postage prepaid, return receipt requested), overnight courier or email. Any such notice shall be deemed given when so delivered personally, or, if mailed, five days after the date of deposit in the United States mails, or, if sent by overnight courier, on the next business day following deposit with such courier or, if sent via email transmission, on the day of transmission provided written confirmation of receipt is obtained promptly after transmission, to the parties at the following addresses:
Notice to Licensor:
                    Arch Indices Services LLC
                    Attention: Jinghua Kuang
                    1532 Elk Run Trail
                    Reno NV, 89523
                    Telephone: (646) 389-2427
                    Email: jacob@archindices.com

Notice to Licensee:
Arch Indices Investment Advisors LLC
                    Attention: Yang Tang
                    401 Park Avenue South, 10th Floor
                    New York, NY 10016
                    Telephone: (646) 389-2422
                    Email: yang@archindices.com

(g)This Agreement shall be interpreted, construed and enforced in accordance with the laws of the State of New York and the parties hereby submit to the exclusive jurisdiction of the federal courts of the Southern District of New York or any New York State Court sitting in New York City with respect to any dispute arising out of or under this Agreement.
(h)This Agreement (and any related agreement or arrangement between the parties hereto) is solely and exclusively for the benefit of the parties hereto and their respective successors, and except as provided in Section 9 nothing in this Agreement (or any related agreement or arrangement between the parties hereto), express or implied, is intended to or shall confer on any other person or entity (including, without limitation, any purchaser of any Products issued by Licensee), any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement (or any such related agreement or arrangement between the parties hereto).
(i)Sections 5, 9, 10, 11, 13 and this Section 15(i), shall survive the expiration or termination of this Agreement; provided, however, this Section shall not be deemed to constitute a waiver of statute of limitations.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first set forth above.
ARCH INDICES SERVICES LLC
By: /s/ Yang Tang

Name: Yang Tang

Title: Chief Executive Officer
ARCH INDICES INVESTMENT ADVISORS LLC
By: /s/ Yang Tang

Name: Yang Tang
Title: Chief Executive Officer

EXHIBIT A
Index Licensing Schedule
Index: Arch Indices VOI Core Absolute Income Index
Trademarks:     VWI
Territory: United States

    A-1

EXHIBIT B
Products
The Products shall be exchange-traded funds, which are open-ended and have the following characteristics: (i) the fund issues, sells, and redeems blocks of shares, units or other interests; (ii) the fund shares are listed for trading on an Approved Exchange and are available for trading throughout each daily trading session; (iii) the trading of the fund shares may generally take place in an unlimited amount; (iv) such shares, units or other interests are generally redeemed “in kind”; (v) the fund has the investment objective of replicating the performance of the Index; and (vi) is organized under the United States Investment Company Act of 1940.

The name of the Product(s) shall be:
1)    Arch Indices VOI Absolute Income ETF (VWI)

Estimated Launch Date: October 2023

    B-1

EXHIBIT C
License Fees
Licensee shall pay Licensor a fee based upon the average daily value (as determined on each business day at the time set forth in the Product’s Prospectus for determining net asset value per share) of the net assets of the Product, during the preceding month, at the rate of 0.38% (38 basis points) (the “Monthly License Fee”).
Licensor agrees to waive the Monthly License Fee in any amounts necessary to compensate Licensee for any amounts for the reimbursement of Operating Expenses of the Product for that month.
The terms hereof shall be deemed “Confidential Information” for purposes of Section 9(c) of this Agreement.

    C-1